    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 30, 2004
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                  SCHEDULE TO
                         ISSUER TENDER OFFER STATEMENT
                   UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)
                          VAN KAMPEN SENIOR LOAN FUND
                                (NAME OF ISSUER)

                          VAN KAMPEN SENIOR LOAN FUND
                      (NAME OF PERSON(S) FILING STATEMENT)

        Common Shares of Beneficial Interest, Par Value $0.01 per Share
                         (Title of Class of Securities)

                                   920914-108
                      (CUSIP Number of Class B Securities)

                                  920914-207
                      (CUSIP Number of Class C Securities)

                                   Barry Fink
                               Managing Director
                          Van Kampen Investments Inc.
                           1221 Avenue of the Americas
                               New York, NY 10020
                                 (212) 762-5260
      (Name, Address and Telephone Number of Person Authorized to Receive
      Notices and Communications on Behalf of Person(s) Filing Statement)

                                   Copies to:
                             Wayne W. Whalen, Esq.
                            Charles B. Taylor, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                              333 W. Wacker Drive
                            Chicago, Illinois 60606
                                 (312) 407-0700

                           CALCULATION OF FILING FEE
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Transaction Valuation $413,786,591(a)    Amount of Filing Fees: $52,426.76(b)
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(a)  Calculated as the aggregate maximum purchase price to be paid for purchasing up to 20% of the issued and outstanding common shares of the issuer in the offer.

(b)  Calculated as 0.01267% of the Transaction Valuation, previously paid.

 [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:  $52,426.76

     Form or Registration No.:  Schedule TO

     Filing Party:  Van Kampen Senior Loan Fund

     Date Filed:  June 18, 2004

 [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

 Check the appropriate boxes below to designate any transactions to which the statement relates:

      [ ]   third-party tender offer subject to Rule 14d-1.

      [X]   issuer tender offer subject to Rule 13e-4.

      [ ]   going-private transaction subject to Rule 13e-3.

      [ ]   amendment to Schedule 13D under Rule 13d-2.

 [X] Check the following box if the filing is a final amendment reporting the results of the tender offer.
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
     This Amendment No. 1 to the Issuer's Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 18, 2004, by Van Kampen Senior Loan Fund (the "Fund"), with respect to the tender offer to purchase up to 20% of the Fund's outstanding common shares of beneficial interest, par value $0.01 per share, amends such statement on Schedule TO to add the following supplemental information: 10,374,250 Class B Shares and 1,303,312 Class C Shares of the Fund were validly tendered through the expiration date and were not withdrawn. All 10,374,250 Class B Shares were purchased at the price of $9.01 per share, the net asset value of such class at the time the offer expired. All 1,303,312 Class C Shares were purchased at the price of $9.01 per share, the net asset value of such class at the time the offer expired.

Item 9. Material to Be Filed as Exhibits.

     The following materials are hereby filed as additional Exhibits to the Schedule TO:

     (a) (7) -- Text of Press Release dated July 30, 2004

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          VAN KAMPEN SENIOR LOAN FUND

Dated: July 30, 2004                      /s/ Stefanie Chang Yu
                                          ------------------------------------
                                          Stefanie Chang Yu
                                          Vice President and Secretary

                                 EXHIBIT INDEX

      EXHIBIT                               DESCRIPTION
      -------                               -----------
       (a)(1)(i)   Advertisement printed in The Wall Street Journal.(1)
            (ii)   Offer to Purchase (including Financial Statements).(1)
          (a)(2)   Form of Letter of Transmittal (including Guidelines for
                   Certification of Taxpayer Identification Number).(1)
       (a)(3)(i)   Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                   Companies and Other Nominees.(1)
            (ii)   Form of Letter to Clients of Brokers, Dealers, Commercial
                   Banks, Trust Companies and Other Nominees.(1)
           (iii)   Form of Letter to Selling Group Members.(1)
            (iv)   Form of Operations Notice.(1)
             (v)   Form of Internal Announcement.(1)
          (a)(4)   Form of Letter to Shareholders who have requested Offer to
                   Purchase.(1)
          (a)(5)   Text of Press Release dated June 18, 2004.(1)
          (a)(6)   Form of Important Notice to Shareholders.(1)
          (a)(7)   Text of Press Release dated July 30, 2004.+
          (b)(1)   Revolving Credit and Security Agreement between the Fund,
                   Falcon Asset Securitization Corporation, at conduit, and
                   Various Financial Institutions dated as of November 17,
                   2003.(2)
       (d)(1)(i)   Investment Advisory Agreement between the Fund and Van
                   Kampen Asset Management (formerly, Van Kampen Investment
                   Advisory Corp.), dated as of December 19, 1997.(3)
            (ii)   Amendment to Investment Advisory Agreement between the Fund and Van Kampen Asset Management, dated June 1, 2004.(1)
          (d)(2)   Administration Agreement between the Fund and Van Kampen
                   Investments Inc., dated as of December 19, 1997.(3)
          (d)(3)   Offering Agreement between the Fund and Van Kampen Funds
                   Inc., dated as of December 19, 1997.(3)
          (d)(4)   Service Plan for Class C Shares of the Fund.(4)
         (g)-(h)   Not applicable.

+ Filed herewith

(1) Previously filed in the Fund's Schedule TO with the Securities and Exchange Commission on June 18, 2004.
(2) Previously filed in the Fund's Form N-2 with the Securities and Exchange Commission on November 26, 2003.
(3) Previously filed in the Fund's Schedule TO with the Securities and Exchange Commission on March 15, 2002.
(4) Previously filed in the Fund's Form N-14 with the Securities and Exchange Commission on March 11, 2003.

                                        3